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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                          (Amendment No.       )*
                                         ------

                               CareScience, Inc.
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                              (Name of Issuer)

                         Common Stock, No Par Value
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                       (Title of Class of Securities)

                                141726109
                     ----------------------------------
                              (CUSIP Number)

                              NOT APPLICABLE
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               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 141726109                    13G                     Page 2 of 9
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 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (ENTITIES ONLY).

     J.H. Whitney III, L.P., a Delaware limited partnership (IRS
     Identification No. 06-1503280), the sole general partner of which is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company. The members of J.H. Whitney Equity Partners III, L.L.C. are
     Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone.

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 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP (SEE INSTRUCTIONS)           (b)  /X/
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 (3) SEC USE ONLY

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 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

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 Number of Shares             (5) SOLE VOTING POWER
 Beneficially                     2,577,831 shares of Common Stock
 Owned by                    --------------------------------------------------
 Each Reporting               (6) SHARED VOTING POWER
 Person With:                     -0-
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                  2,577,831 shares of Common Stock
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                  -0-
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 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,577,831 shares of Common Stock
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(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)        /X/
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(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     20.2%
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(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
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CUSIP No. 141726109                    13G                     Page 3 of 9
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 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Whitney Strategic Partners III, L.P., a Delaware limited partnership (IRS Identification No. 06-1503276), the sole general partner of which is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company. The members of J.H. Whitney Equity Partners III, L.L.C. are
     Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone.

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 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP (SEE INSTRUCTIONS)           (b)  /X/
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 (3) SEC USE ONLY

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 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

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 Number of Shares             (5) SOLE VOTING POWER
 Beneficially                     62,117 shares of Common Stock
 Owned by                    --------------------------------------------------
 Each Reporting               (6) SHARED VOTING POWER
 Person With:                     -0-
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                  62,117 shares of Common Stock
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                  -0-
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 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     62,117 shares of Common Stock
-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)        /X/
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(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     0.5%
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(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
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CUSIP No. 141726109                    13G                     Page 4 of 9
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ITEM 1.

    (a)   Name of Issuer:

          CareScience, Inc.
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    (b)   Address of Issuer's Principal Executive Offices:

          3600 Market Street, 6 th Floor
          Philadelphia, PA 19104
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ITEM 2.

    (a)   Name of Person Filing:

          (i) J.H. Whitney III, L.P. is a Delaware limited partnership. The name of the general partner of J.H. Whitney III, L.P. is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901. The names and business address of the members of J.H. Whitney Equity Partners III, L.L.C. are as follows: Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

          (ii) Whitney Strategic Partners III, L.P. is a Delaware limited partnership. The name of the general partner of Whitney Strategic Partners III, L.P. is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901. The names and business address of the members of J.H. Whitney Equity Partners III, L.L.C. are as follows: Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael
R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

          ---------------------------------------------------------------------

    (b)   Address of Principal Business Office or, if none, Residence:

          (i)   J.H. Whitney III, L.P.
                177 Broad Street
                Stamford, CT 06901

          (ii)  Whitney Strategic Partners III, L.P.
                177 Broad Street
                Stamford, CT 06901

          ---------------------------------------------------------------------

    (c)   Citizenship:

      (i) J.H. Whitney III, L.P. is a Delaware limited partnership. Its general partner is a Delaware limited liability company. All of the individual members of the general partner are citizens of the United States.

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CUSIP No. 141726109                    13G                     Page 5 of 9
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      (ii) Whitney Strategic Partners III, L.P. is a Delaware limited partnership. Its general partner is a Delaware limited liability company. All of the individual members of the general partner are citizens of the United States.

    (d)   Title of Class of Securities

          Common Stock

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    (e)   CUSIP Number

          141726109

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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR
         240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) / / An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E).

    (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

    (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

    (j) / / Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

    If this statemnt is filed pursuant to Rule 13d-1(c), check this box. / /


ITEM 4.  OWNERSHIP

    The following information is provided as of December 31, 2000:
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CUSIP No. 141726109                    13G                     Page 6 of 9
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      (a)   Amount beneficially owned:

            (i) J.H. Whitney III, L.P. is the beneficial owner of 2,577,831 shares.1

            (ii) Whitney Strategic Partners III, L.P. is the beneficial owner of 62,117 shares.1

      (b)   Percent of class:

            (i)   20.2% for J. H. Whitney III, L.P.; and

            (ii)  0.5% for Whitney Strategic Partners III, L.P.

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:

                  2,577,831 shares for J.H. Whitney III, L.P.; and

                  62,117 shares for Whitney Strategic Partners III, L.P.

            (ii)  Shared power to vote or to direct the vote:

                  0 shares for J. H. Whitney III, L.P.; and

                  0 shares for Whitney Strategic Partners III, L.P.

            (iii) Sole power to dispose or to direct the disposition of:

                  2,577,831 shares for J.H. Whitney III, L.P.; and

                  62,117 shares for Whitney Strategic Partners III, L.P.

            (iv)  Shared power to dispose or to direct the disposition of:

                  0 shares for J. H. Whitney III, L.P.; and

                  0 shares for Whitney Strategic Partners III, L.P.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASs.

        Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.


----------

      (1) Each of J.H. Whitney III, L.P. and Whitney Strategic Partners III, L.P. disclaims the existence of a group with respect to the Common Stock of the issuer, and each disclaims beneficial ownership of the shares of Common Stock owned by the other.

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CUSIP No. 141726109                    13G                     Page 7 of 9
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      No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by J.H. Whitney III, L.P. and Whitney Strategic Partners III, L.P.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.

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CUSIP No. 141726109                    13G                     Page 8 of 9
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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 13, 2001
                                --------------------------------
                                         Date


                                J.H. WHITNEY III, L.P.

                                By: J. H. Whitney Equity Partners III, L.L.C.

                                By: /s/ Daniel J. O'Brien
                                   -------------------------------------------
                                   Daniel J. O'Brien
                                   Managing Member


                                WHITNEY STRATEGIC PARTNERS III, L.P.

                                By: J. H. Whitney Equity Partners III, L.L.C.

                                By: /s/ Daniel J. O'Brien
                                   -------------------------------------------
                                   Daniel J. O'Brien
                                   Managing Member
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CUSIP No. 141726109                    13G                     Page 9 of 9
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                                                                       Exhibit A

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1 under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $.001 par value per share, of CareScience, Inc. and that this Agreement be included as an Exhibit to such joint filing.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 13th day of February, 2001.

                                   J.H. WHITNEY III, L.P.

                                   By: J. H. Whitney Equity Partners III, L.L.C.

                                   By: /s/ Daniel J. O'Brien
                                      ------------------------------------------
                                      Daniel J. O'Brien
                                      Managing Member


                                   WHITNEY STRATEGIC PARTNERS III, L.P.

                                   By: J. H. Whitney Equity Partners III, L.L.C.

                                   By: /s/ Daniel J. O'Brien
                                      ------------------------------------------
                                      Daniel J. O'Brien
                                      Managing Member